United States
Securities and Exchange Commission
Washington, D.C. 20549

Form U-13-60

Annual Report
For the Period

Beginning January 1, 2004 and Ending December 31, 2004

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION
FOR

EXELON BUSINESS SERVICES COMPANY

A Subsidiary Service Company

Date of Incorporation 12/31/00

State of Sovereign Power under which Incorporated or Organized Pennsylvania

Location of Principal Executive Offices of Reporting Company
10 South Dearborn St., Chicago, IL 60680-5379

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

J. Barry Mitchell	Senior Vice President, Treasurer and Chief Financial Officer, Exelon Corporation
(Name)	(Title)

10 South Dearborn Street, Chicago, IL 60680-5379
(Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Exelon Corporation

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

Schedule I - Comparative Balance Sheet
(in thousands)
Give balance sheet of the Company as of December 31 of the current period and prior year.

Account	Assets and Other Debits	As of December 31
		Current	Prior
Service Company Property

101	Service Company Property (Schedule II)	$ 251,086	$ 248,581
107	Construction work in progress (Schedule II)	11,794	12,259
	Total Property	$ 262,880	$ 260,840
108	Less accumulated provision for depreciation and amortization of service company property (Schedule III)	101,137	83,313
	Net Service Company Property	$ 161,743	$ 177,527

Investments

123	Investments in associate companies (Schedule IV)	$ -	$ -
124	Other Investments (Schedule IV)	10,079	12,233
	Total Investments	$ 10,079	$ 12,233

Current and Accrued Assets

131	Cash	$ -	$ -
134	Special deposits	-	-
135	Working funds	-	-
136	Temporary cash investments (Schedule IV)	-	-
141	Notes receivable	-	-
143	Accounts receivable	42,805	36,542
144	Accumulated provision for uncollectible accounts	-	-
146	Accounts receivable from associate companies	44,047	48,559
(Schedule V)
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	-	-
163	Stores expense undistributed (Schedule VII)	-	-
165	Prepayments	22,539	20,476
174	Miscellaneous current and accrued assets	-	-
	(Schedule VIII)	-	-
	Total Current and Accrued Assets	$ 109,391	$ 105,577

Deferred Debits
181	Unamortized debt expense	$ -	$ -
184	Clearing Accounts	452	478
186	Miscellaneous deferred debits (Schedule IX)	10	175
188	Research, development, or demonstration expenditures (Schedule X)	-	-
190	Accumulated deferred income taxes	-	(2,489)
	Total Deferred Debits	$ 462	$ (1,836)

TOTAL ASSETS AND OTHER DEBITS		$ 281,675	$ 293,501

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

Schedule I - Comparative Balance Sheet
(in thousands)

Account	Liabilities and Proprietary Capital	As of December 31,
		Current	Prior
	Proprietary Capital

201	Common stock issued (Schedule XI)	$-	$-
211	Miscellaneous paid-in capital (Schedule XI)	28,378	11,176
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	55	(320)
	Total Proprietary Capital	$28,433	$10,856

	Long-Term Debt

223	Advances from associate companies (Schedule XII)	$-	$-
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt - debit	-	-
	Total Long-Term Debt	$-	$-

	Current and Accrued Liabilities

231	Notes payable	$-	$-
232	Accounts payable	117,696	83,837
233	Notes payable to associate companies (Schedule XIII)	77,000	115,000
234	Account payable to associate companies	8,549	4,021
	(Schedule XIII)
236	Taxes accrued	(16,493)	36,610
237	Interest accrued	-	-
238	Dividend declared	-	-
241	Tax collections payable	314	148
242	Miscellaneous current and accrued liabilities	18,294	8,617
	(Schedule XIII)
	Total Current and Accrued Liabilities	$205,360	$248,233

Deferred Credits

253	Other deferred credits	$60,729	$81,784
254	Accumulated deferred investment tax credits	-	-
	Total Deferred Credits	$60,729	$81,784

282	Accumulated Deferred Income Taxes	$(12,847)	$(47,372)

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$281,675	$293,501

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule II - Service Company Property
(in thousands)

Description	Balance at Beginning of Year	Additions	Retirements or Sales	Other[1] Changes	Balance at Close of Year
Service Company Property
Account

301 Organization	$-	$-	$-	$-	$-
303 Miscellaneous Intangible Plant	-	-	-	-	-
304 Land and Land Rights	-	-	-	-	-
305 Structures and Improvements	-	-	-	-	-
306 Leasehold Improvements	15,327	3,045	(35)	(39)	18,298
307 Equipment[2]	220,014	11,344	(11,848)	-	219,510
308 Office Furniture andEquipment	2,746	65	(251)	-	2,560
309 Automobiles, Other Vehicles and Related Garage Equipment	-	-	-	-	-
310 Aircraft and Airport Equipment	9,570	-	-	-	9,570
311 Other Service CompanyProperty[3]	924	209	15	-	1,148

SUB-TOTAL	$248,581	$14,663	$(12,119)	$(39)	$251,086

107 Construction Work in Progress[1,4]	12,259	14,586	-	(15,051)	11,794

TOTAL	$260,840	$29,249	$(12,119)	$(15,090)	$262,880

1	Provide an explanation of those changes considered material: Construction work in progress placed in service in 2004.

2	Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year.

Subaccount Description	Additions	Balance at Close of Year
Computer Software	$2,980	$167,164
Computer Equipment	8,554	51,638
Communications Equipment	(190)	622
Office Machines	-	86

TOTAL	$11,344	$219,510

3	Describe other service company property:
Other service property primarily consists of graphic arts equipment.

4	Describe construction work in progress:
CWIP includes computer software, computer equipment, leasehold improvements, audiovisual equipment, and furniture.

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule III - Accumulated Provision for Depreciation and Amortization of Service Company Property
(in thousands)

Description	Balance at Beginning of Year	Addit. Charged to Account 403	Retirements	Other Changes Add (Deduct)*	Balance at Close of Year

Account
301 Organization	$-	$-	$-	$-	$-
303 Miscellaneous Intangible Plant	-	-	-	-	-
304 Land and Land Rights	-	-	-	-	-
305 Structures and Improvements	-	-	-	-	-
306 Leasehold Improvements	4,239	1,780	(35)	(40)	5,944
307 Equipment	77,677	27,296	(11,681)	38	93,330
308 Office Furniture and Fixtures	489	363	(252)	-	600
309 Automobiles, Other Vehicles and Related Garage Equipment	-	-	-	-	-
310 Aircraft and Airport Equipment	1,082	287	-	-	1,369
311 Other Service Company Property	(174)	69	-	(1)	(106)

TOTAL	$83,313	$29,795	$(11,968)	$(3)	$101,137

*Provide an explanation of those changes considered material:  None.

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule IV - Investments
(in thousands)
Instructions:

Complete the following schedule concerning investments.

Under Account 124 “Other Investments,” state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, “Temporary Cash Investments,” list each investment separately.

Description	Balance at Beginning of Year	Balance at Close of Year

Account 123 - Investment in Associate Companies	$-	$-

Account 124 - Other Investments Supplemental Employee Retirement Plan Trust	12,233	10,079

Account 136 - Temporary Cash Investments	-	-
TOTAL	$12,233	$10,079

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule V - Accounts Receivable from Associate Companies
(in thousands)
Instructions:

Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Description	Balance at Beginning of Year	Balance at Close of Year
Account 146 - Accounts Receivable from Associate Companies

Adwin Realty Company	$11	$-
AllEnergy Gas Electric Marketing Co., LLC	1	-
AmerGen Energy Company, LLC	879	1,300
ATNP Finance Company	3	1
Commonwealth Edison Company	12,778	16,851
Exelon Boston Generating	197	-
Exelon Communications Company, LLC	36	1
Exelon Corporation	12,069	5,307
Exelon Energy Company	-	39
Exelon Enterprises Company, LLC	6,313	251
Exelon Enterprises Investment	9	1
Exelon Enterprises Management, Inc.	10	13
Exelon Fore River Develop LLC	28	-
Exelon Generation Finance Co., Inc.	5	6
Exelon Investment Holdings, LLC	-	24
ENEH Services, LLC	-	16
Exelon Mystic	42	-
Exelon Mystic Development LLC	31	-
Exelon New Boston, LLC	-	21
Exelon New England Holdings, Inc	245	-
ExTex LaPorte, Ltd.	70	103
Exelon Services, Inc.	332	17
Exelon West Medway, LLC	-	3
Unicom Thermal Holding	110	-
F&M Holdings Company, LLC	107	67
PECO Energy Company	15,246	19,929
Susquehanna Electric Company	37	88
Susquehanna Power Company	-	9
TOTAL	$48,559	$44,047

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule V - Accounts Receivable from Associate Companies - continued
(in thousands)

Analysis of Convenience or Accommodation Payments during 2004:

Affiliate	Amount Paid

AllEnergy Gas & Electric Marketing Co., LLC	$17
Commonwealth Edison Company	19,570
Exelon Corporation	8
Exelon Energy Company	273
Exelon Enterprises Company, LLC	1,491
Exelon Generation Company, LLC	29,240
Exelon New Boston, LLC	5
Exelon Thermal Holdings, Inc.	24
ExTex LaPorte, Ltd.	200
Exelon Services, Inc.	37
F&M Holdings Company, LLC	39
PECO Energy Company	96,567
Susquehanna Electric Company	373
Susquehanna Power Company	78
Total Payments	$147,922

Convenience payments made for:
Account Payables	$104,437
Corporate Credit Cards	13,063
Employee Benefits	30,422
Total Payments	$147,922

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule VI - Fuel Stock Expenses Undistributed
(in thousands)
Instructions:

Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed “Summary” listed below give an overall report of the fuel functions performed by the service company.

Description	Labor	Expenses	Total

Account 152 - Fuel Stock Expenses Undistributed

None.

TOTAL	$-	$-	$-

Summary: Not applicable

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule VII - Stores Expense Undistributed
(in thousands)
Instructions:

Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributed to each associate company.

Description	Labor	Expenses	Total

Account 163 - Stores Expense Undistributed

None.

TOTAL	$-	$-	$-

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule VIII - Miscellaneous Current and Accrued Assets
(in thousands)
Instructions:

Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

Description	Balance at Beginning of Year	Balance at Close of Year

Account 174 - Miscellaneous Current and
Accrued Assets

None.

TOTAL	$-	$-

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule IX - Miscellaneous Deferred Debits
(in thousands)
Instructions:

Provide detail of items in this account. Items less than $10,000 may be grouped by class by showing the number of items in each class.

Description	Balance at Beginning of Year	Balance at Close of Year

Account 186 - Miscellaneous Deferred Debits

Accounting Subsystem Transactions Pending Distribution	$107	$10
Deferred Unearned Compensation	68	-
TOTAL	$175	$10

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule X - Research, Development or Demonstration Expenditures
(in thousands)
Instructions:

Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

Description	Amount

Account 188 - Research, Development, or Demonstration Expenditures

None.

TOTAL	$-

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XI - Proprietary Capital
(in dollars)

Account Number	Class of Stock	Number of Shares Authorized	Par or Stated Value per Share	Outstanding No. of Shares	Close of Period Total Amount

201	Common	1,000	$0.01	100	$1.00

Instructions:

Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

(in thousands)

Description	Amount

Account 211 - Miscellaneous Paid-In Capital
Beginning Balance	$11,176
Contribution by Exelon Corporation - Receipt of Tax Benefit	14,942
Transfer of Unused Severance to Commonwealth Edison
Company’s Goodwill	2,260

Account 215 - Appropriated Retained Earnings	-
TOTAL	$28,378

Instructions:

Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

(in thousands)

Description	Balance at Beginning of Year	Net Income or (Loss)	Dividends Paid	Balance at Close of Year

Account 216 -
Unappropriated Retained Earnings

Net Income (Loss)	$36	$(44)	$-	$(8)
Other Comprehensive Income	(356)	419	-	63
TOTAL	$(320)	$375	$-	$55

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XII - Long Term Debt
(in thousands)
Instructions:

Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

Name of Creditor	Terms of Obligation Class & Series of Obligation	Date of Maturity	Interest Rate	Beginning Amount Authorized	Additions	Deductions*	Balance at Close of Year

Acct 223 -
Advances from Associate Companies:

None.

Acct 224 -
Other Long Term Debt:

None.

TOTAL	$-	$-	$-	$-

*Give an explanation of Deductions:

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XIII - Current and Accrued Liabilities
(in thousands)
Instructions:

Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

Description	Balance at Beginning of Year	Balance at Close of Year

Account 233 - Notes Payable to Associate Companies
Short - Term Notes Payable to Exelon Corporation
For Working Capital	$115,000	$77,000
TOTAL	$115,000	$77,000

Account 234 - Accounts Payable to Associate Companies
ATNP Finance Company	$-	$-
Commonwealth Edison Company	-	33
Exelon Corporation	-	555
Exelon Energy, Inc.	5	-
Exelon Generation Company, LLC	3,974	7,773
Exelon New Englan Holdings, LLC	-	1
PECO Energy Company	-	88
Exelon PowerLabs, LLC	42	82
Susquehanna Power Company	-	-
Unicom Investment, Inc.	-	17
TOTAL	$4,021	$8,549

Account 242 - Miscellaneous Current and Accrued Liabilities
Accrued Vacation Pay/Paid Time Off	$8,617	$18,294
TOTAL	$8,617	$18,294

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XIV - Notes to Financial Statements

Instructions:

The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

On October 20, 2000, Exelon Corporation (Exelon), became the parent company for each of PECO Energy Company (PECO Energy) and Commonwealth Edison Company as a result of the completion of the transactions contemplated by an Agreement and Plan of Exchange and Merger, as amended, among PECO, Unicom Corporation and Exelon. Exelon is a Pennsylvania corporation and registered holding company under the Public Utility Holding Company Act of 1935.

In January, 2001, Exelon restructured its regulated and unregulated companies. Assets and liabilities were transferred from PECO Energy and Commonwealth Edison Company to generation (Exelon Generation Company, LLC), and unregulated companies (primarily, Exelon Enterprises Company, LLC) and the Exelon Business Services Company, as appropriate.

Exelon Business Services Company is a wholly-owned subsidiary of Exelon and is the service company for the Exelon system providing associate companies with a variety of administrative, management and support services. These services are provided at cost that results in Exelon Business Services Company operating on a break-even basis.

Exelon Business Services Company follows the Uniform System of Accounts prescribed by the Securities and Exchange Commission. The financial statements are prepared in conformity with generally accepted accounting principles, which requires the use of estimates. The actual results may differ from those estimates.

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XV - Statement of Income
(in thousands)

Account	Description	Current Year	Prior Year

	Income

457	Services rendered to associate companies	$668,692	$408,188
458	Services rendered to non associate companies	760	119
421	Miscellaneous income or loss	57	(2,801)
	Total Income	$669,509	$405,506

	Expense

920	Salaries and wages	$291,659	$145,777

921	Office supplies and expenses	35,991	32,445
922	Administrative expense transferred - credit	-	-
923	Outside services employed	157,074	109,611
924	Property insurance	(1,538)	15,663
925	Injuries and damages	78	(243)
926	Employee pensions and benefits	84,276	35,784
927	Regulatory commission expense	20	16
930.1	General advertising expense	14,059	2,706
930.2	Miscellaneous general expense	3,417	3,284
931	Rents	21,241	13,268
932	Maintenance of structures and equipment	-	-
403	Depreciation and amortization expense	29,795	25,078
408	Taxes other than income taxes	16,445	7,490
409	Income taxes	(25,100)	20,895
410	Provision for deferred income taxes	30,757	(14,419)
411	Provision for deferred income taxes - credit	-	-
411.5	Investment tax credit	-	-
426.1	Donations	5,758	3,359
426.5	Other deductions	3,088	1,702
427	Interest on long-term debt	-	-
430	Interest on debt to associate companies	1,825	1,495
431	Other interest expense	708	181

	Total Expense	$669,553	$404,092

	Net Income or (Loss)	$44	$1,414

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Analysis of Billing Associate Companies - Account 457
(in thousands)

Name of Associate Company	Direct Costs Charged	Indirect Costs Charged	Compensation for Use of Capital	Total Amount Billed

	457-1	457-2	457-3

AllEnergy Gas & Electric Marketing Co., LLC	$11	$-	$-	$11
AmerGen Energy Company	6,344	152	-	6,496
ATNP Finance Company	14	-	-	14
Commonwealth Edison Company	78,727	174,227	602	254,893
Exelon Boston Generating	396	-	-	396
Exelon Boston Services, LLC	2	-	-	2
Exelon Communications Company, LLC	97	-	-	97
Exelon Corporation	6,473	18,518	148	25,139
Exelon Energy Company	211	-	-	211
Exelon Enterprises Company, LLC	1,442	2,014	15	3,471
Exelon Enterprises Investment	30	-	-	30
Exelon Enterprises Management, LLC	119	-	-	119
Exelon Fore River Develop LLC	85	-	-	85
Exelon Framingham, LLC	2	-	-	2
Exelon Generation Company, LLC	127,610	117,350	691	245,651
Exelon Generation Finance Company	34	-	-	34
Exelon Mystic LLC	105	-	-	105
Exelon Mystic Development LLC	109	-	-	109
Exelon New Boston, LLC	168	-	-	168
Exelon New England Holdings, Inc	757	-	-	757
Exelon New England Power Marketing, LP	1	-	-	1
Exelon New England Power Services	3	-	-	3
Exelon PowerLabs, LLC	138	-	-	138
Exelon Services, Inc.	231	-	-	231
Exelon Thermal Holding	322	-	-	322
Exelon West Medway, LLC	26	-	-	26
ExTex LaPorte, Ltd.	530	-	-	530
F&M Holdings Company, LLC	749	-	-	749
PECO Energy Company	41,040	88,587	364	128,654
Susquehanna Electric Company	248	-	-	248
TOTAL	$266,024	$400,848	$1,820	$668,692

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Analysis of Billing Non Associate Companies - Account 458
(in thousands)
Instruction:

Provide a brief description of the services rendered to each non associate company:

Name	Direct	Indirect	Compens.		Excess	Total
Non Associate	Cost	Cost	For Use	Total	or	Amount
Company	Charged	Charged	of Capital	Cost	Deficiency	Billed

	458-1	458-2	458-3		458-4
Employee Benefit Trusts -
Administrative Services	$755	$-	$-	$755	$-	$755
Drug Enforcement Agency -
Installation of Security Cameras	5	-	-	5	-	5
TOTAL	$760	$-	$-	$760	$-	$760

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XVI - Analysis of Charges for Service Associate and Non Associate Companies
(in thousands)
Instruction:

Total cost of service will equal for associate and non associate companies the total amount billed under their separate analysis of billing schedules.

Account	Description of Items	Associate Company Charges Direct Cost	Indirect Cost	Total	Non Associate Company Charges Cost	Indirect Cost	Total

920	Salaries & Wages	$124,563	$166,560	$291,123	$536	$-	$536
921	Office Supplies and Expenses	15,371	20,620	35,991	-	-	-
922	Administrative Expense Transferred-Credit	-	-	-	-	-	-
923	Outside Services Employed	67,084	89,990	157,074	-	-	-
924	Property Insurance	-	(1,538)	(1,538)	-	-	-
925	Injuries and Damages	33	45	78	-	-	-
926	Employee Pensions and Benefits	35,993	48,128	84,121	155	-	155
928	Regulatory Commission Expense	9	11	20	-	-	-
930.1	General Advertising Expense	-	14,059	14,059	-	-	-
930.2	Miscellaneous General Expense	1,459	1,958	3,417	-	-	-
931	Rents	9,072	12,130	21,202	39	-	39
932	Maintenance of Structures and Equipment	-	-	-	-	-	-
403	Depreciation and Amortization Expense	-	29,795	29,795	-	-	-
408	Taxes Other Than Income Taxes	7,023	9,392	16,415	30	-	30
409	Income Taxes	-	(25,100)	(25,100)	-	-	-
410	Provision for Deferred Income Taxes	-	30,757	30,757	-	-	-
411	Provision for Deferred Income Taxes - Credit	-	-	-	-	-	-
411.5	Investment Tax Credit	-	-	-	-	-	-
426.1	Donations	2,459	3,299	5,758	-	-	-

426.5	Other Deductions	1,319	1,769	3,088	-	-	-
427	Interest on Long-Term Debt	-	-	-	-	-	-
431	Other Interest Expense	302	406	708	-	-	-

	TOTAL EXPENSE	$264,687	$402,281	$666,968	$760	$-	$760

Account	Description of Items	Associate Company Charges Direct Cost	Indirect Cost	Total	Non Associate Company Charges Direct Cost	Indirect Cost	Total

Compensation for Use of Equity Capital

430	Interest on Debt to Associate Companies	-	1,825	1,825	-	-	-

	TOTAL COST OF SERVICE	$264,687	$404,106	$668,793	$760	$-	$760

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XVI - Analysis of Charges for Service Associate and Non Associate Companies - continued
(in thousands)
Instruction:

Total cost of service will equal for associate and non associate companies the total amount billed under their separate analysis of billing schedules.

		Total Charges for Services
Account	Description of Items	Direct Cost	Indirect Cost	Total
920	Salaries & Wages	$125,099	$166,560	$291,659
921	Office Supplies and Expenses	15,371	20,620	35,991

922	Administrative Expense Transferred-Credit	-	-	-

923	Outside Services Employed	67,084	89,990	157,074

924	Property Insurance	-	(1,538)	(1,538)

925	Injuries and Damages	33	45	78

926	Employee Pensions and Benefits	36,148	48,128	84,276

928	Regulatory Commission Expense	9	11	20

930.1	General Advertising Expense	-	14,059	14,059

930.2	Miscellaneous General Expense	1,459	1,958	3,417

931	Rents	9,111	12,130	21,241

932	Maintenance of Structures and Equipment	-	-	-

403	Depreciation and Amortization Expense	-	29,795	29,795

408	Taxes Other Than Income Taxes	7,053	9,392	16,445

409	Income Taxes	-	(25,100)	(25,100)

410	Provision for Deferred Income Taxes	-	30,757	30,757

411	Provision for Deferred Income Taxes - Credit	-	-	-

411.5	Investment Tax Credit	-	-	-

426.1	Donations	2,459	3,299	5,758

426.5	Other Deductions	1,319	1,769	3,088

427	Interest on Long-Term Debt	-	-	-

431	Other Interest Expense	302	406	708

	TOTAL EXPENSE	$265,447	$402,281	$667,728

		Total Charges for Services
Account	Description of Items	Direct Cost	Indirect Cost	Total

Compensation for Use of Equity Capital

430	Interest on Debt to Associate Companies
		-	1,825	1,825

	TOTAL COST OF
	SERVICE	$265,447	$404,106	$669,553

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XVII - Schedule of Expense Distribution by Department or Service Function
(in thousands)
			DEPARTMENT OR SERVICE FUNCTION
			Business Services Company (BSC)
Account	Description of Items	Total Amount	Human Overhead	Finance & Executive	Resources	Acctg	Security
920	Salaries and Wages	$291,659	$8,925	$26,401	$18,032	$27,896	$1,621
921	Office Supplies and Expenses	35,991	(3,634)	2,170	3,988	2,431	184

922	Administrative Expense Transferred-Credit	-	-	-	-	-	-
923	Outside Services Employed	157,074	1,606	2,909	9,944	22,670	93

924	Property Insurance	(1,538)	(301)	-	-	(1,237)	-

925	Injuries and Damages	78	-	2	5	8	-

926	Employee Pensions and Benefits	84,276	(2,779)	15,521	5,510	8,307	531

928	Regulatory Commission Expense	20	-	-	-	10	2

930.1	General Advertising Expense	14,059	3	251	247	12	-

930.2	Miscellaneous General Expense	3,417	(857)	108	213	707	-

931	Rents	21,241	355	1,396	1,213	1,774	19
932	Maintenance of Structures and Equipment	-	-	-	-	-	-

403	Depreciation and Amortization Expense	29,795	6,389	287	159	13,944	-

408	Taxes Other Than Income Taxes	16,445	(64)	569	1,104	1,646	97

409	Income Taxes	(25,100)	(25,076)	-	-	-	-
410	Provision for Deferred Income Taxes	30,757	30,757	-	-	-	-

411	Provision for Deferred Income Taxes - Cr	-	-	-	-	-	-

411.5	Investment Tax Credit	-	-	-	-	-	-
426.1	Donations	5,758	-	144	22	31	-

426.5	Other Deductions	3,088	568	-	-	573	-

427	Interest on Long-Term Debt	-	-	-	-	-	-
430	Interest on Debt to Associate Companies	1,825	1,825	-	-	-	-
431	Other Interest Expense	708	708	-	-	-	-

TOTAL EXPENSES		$669,553	$18,425	$49,758	$40,437	$78,772	$2,547

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XVII - Schedule of Expense Distribution by Department or Service Function - continued
(in thousands)
		DEPARTMENT OR SERVICE FUNCTION
		Business Services Company (BSC)
		Commun-	Govt/Pub	Legal
Account	Description of Items	ications	Affairs	Govern.	IT	Legal	Supply
920	Salaries and Wages	$2,884	$7,228	$7,362	$64,730	$14,820	$34,942
921	Office Supplies and Expenses	839	2,515	2,418	13,722	1,279	2,888
922	Administrative Expense Transferred-Credit	-	-	-	-	-	-
923	Outside Services Employed	1,076	855	3,747	100,495	1,290	3,914
924	Property Insurance	-	-	-	-	-	-
925	Injuries and Damages	1	2	2	20	4	11
926	Employee Pensions and Benefits	869	2,031	1,815	18,291	4,783	11,821

928	Regulatory Commission Expense	-	-	-	-	-	-
930.1	General Advertising Expense	13,261	39	-	-	-	8

930.2	Miscellaneous General Expense	738	109	2,045	321	25	-
931	Rents	9	1,451	363	7,337	1,194	132
932	Maintenance of Structures and Equipment	-	-	-	-	-	-
403	Depreciation and Amortization Expense	-	-	-	5,895	890	111

408	Taxes Other Than Income Taxes	169	411	375	4,294	992	2,438
409	Income Taxes	-	-	-	-	-	-
410	Provision for Deferred Income Taxes	-	-	-	-	-	-
411	Provision for Deferred Income Taxes - Cr	-	-	-	-	-	-
411.5	Investment Tax Credit	-	-	-	-	-	-
426.1	Donations	5,428	61	-	24	-	4
426.5	Other Deductions	158	1,785	4	-	-	-
427	Interest on Long-Term Debt	-	-	-	-	-	-
430	Interest on Debt to Associate Companies	-	-	-	-	-	-
431	Other Interest Expense	-	-	-	-	-	-

	TOTAL EXPENSES	$25,432	$16,487	$18,131	$215,129	$25,277	$56,269

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XVII - Schedule of Expense Distribution by Department or Service Function - continued
(in thousands)
		DEPARTMENT OR SERVICE FUNCTION
		BSC	Energy Delivery Shared Services (EDSS)

Account	Description of Items	Support Services	Overhead	Executive	Technical	Operations	Customer/ Marketing
920	Salaries and Wages	$6,984	$9,502	$6,296	$24,348	$12,303	$8,830
921	Office Supplies and Expenses	770	17	929	1,698	1,900	1,063
922	Administrative Expense Transferred-Credit	-	-	-	-	-	-
923	Outside Services Employed	1,435	(15)	919	2,762	752	1,075
924	Property Insurance	-	-	-	-	-	-
925	Injuries and Damages	2	-	1	5	3	10
926	Employee Pensions and Benefits	2,322	(6)	1,367	6,237	3,238	2,302
928	Regulatory Commission Expense	8	-	-	-	-	-
930.1	General Advertising Expense	1	-	76	-	44	115
930.2	Miscellaneous General Expense	-	-	1	-	-	-
931	Rents	642	-	5,205	12	117	10
932	Maintenance of Structures and Equipment	-	-	-	-	-	-
403	Depreciation and Amortization Expense	2,120	-	-	-	-	-
408	Taxes Other Than Income Taxes	484	(152)	350	1,664	856	622
409	Income Taxes	-	(24)	-	-	-	-
410	Provision for Deferred Income Taxes	-	-	-	-	-	-
411	Provision for Deferred Income Taxes - Cr	-	-	-	-	-	-
411.5	Investment Tax Credit	-	-	-	-	-	-
426.1	Donations	-	-	26	-	-	-
426.5	Other Deductions	-	-	-	- -	-
427	Interest on Long-Term Debt	-	-	-	-	-	-
430	Interest on Debt to Associate Companies	-	-	-	-	-	-
431	Other Interest Expense	-	-	-	-	-	-

	TOTAL EXPENSES	$14,768	$9,322	$15,170	$36,726	$19,213	$14,027

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XVII - Schedule of Expense Distribution by Department or Service Function - continued
(in thousands)

		DEPARTMENT OR SERVICE FUNCTION
		Energy Delivery Shared Services (EDSS)
Account	Description of Items	Finance	Support Services
920	Salaries and Wages	$5,469	$3,068
921	Office Supplies and Expenses	306	508
922	Administrative Expense Transferred-Credit	-	-
923	Outside Services Employed	1,499	48
924	Property Insurance	-	-
925	Injuries and Damages	1	1
926	Employee Pensions and Benefits	1,341	775
928	Regulatory Commission Expense	-	-
930.1	General Advertising Expense	-	2
930.2	Miscellaneous General Expense	-	7
931	Rents	8	4
932	Maintenance of Structures and Equipment	-	-
403	Depreciation and Amortization Expense	-	-
408	Taxes Other Than Income Taxes	375	215
409	Income Taxes	-	-
410	Provision for Deferred Income Taxes	-	-
411	Provision for Deferred Income Taxes - Cr	-	-
411.5	Investment Tax Credit	-	-
426.1	Donations	-	18
426.5	Other Deductions	-	-
427	Interest on Long-Term Debt	-	-
430	Interest on Debt to Associate Companies	-	-
431	Other Interest Expense	-	-

	TOTAL EXPENSES	$8,999	$4,664

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Departmental Analysis of Salaries - Account 920
(in thousands)

	Departmental Salary Expense
Name of Department	Included in Amounts Billed to
Indicate each department Or service function	Total Amount	Parent Company	Other Associates	Non Associates	Number of Personnel End of Year

Business Services Company
Overhead	$8,945	$-	$8,945	$-	-
Executive	26,400	2,966	23,434	-	16
Legal Governance	7,357	1,487	5,870	-	28
Human Resources	19,503	236	18,873	394	124
Finance and Accounting	27,887	2,845	25,042	-	185
Communications	2,883	269	2,614	-	21
Governmental & Public Affairs	7,226	1,229	5,997	-	33
Legal	14,813	-	14,813	-	108
Security	1,622	130	1,489	3	14
Information Technology	64,736	-	64,736	-	614
Support Services	5,512	-	5,426	86	61
Supply Management	34,942	-	34,942	-	332
Energy Delivery Shared Services
Overhead	9,769	-	9,769	-	-
Executive	6,312	-	6,312	-	27
Finance	5,419	-	5,419	-	63
Customer, Marketing & Fleet	8,801	-	8,801	-	63
Operations	12,217	-	12,217	-	91
Support Services	3,085	-	3,085	-	17
Technical Services	24,230	-	24,230	-	194
TOTAL	$291,659	$9,162	$282,014	$483	1,991

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923
(in thousands)
Instructions:

Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need to be shown. Provide a subtotal for each type of service.

		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Accounting & Audit Services
Accenture, LLP	PO Box 70629	N	$320
	Chicago IL 60673
Deloitte & Touche LLP	PO Box 402901	N	2,535
	Atlanta GA 30384
Deloitte Energy & Resources	1750 Tyson Blvd	N	163
	McLean VA 22102
Enfusion Technologies	6 Brian Hill Road	N	51
	Montclair NJ 07042
Ernst & Young LLP	P.O. BOX 96907	N	3,510
	Chicago, IL 60693
Heit Consulting, Inc.	1332 Thunderbird Avenue	N	833
	Sunnyville CA 94087
KPMG LLP	Dept 0970	N	28
	Dallas TX 75312
PricewaterhouseCoopers LLP	2400 Eleven Penn Center	N	6,490
	Philadelphia PA 19103-2962
Protiviti Inc.	120 S. LaSalle	N	1,164
	Chicago, IL 60603
Resources Global Professionals	File Number 55221	N	49
	Los Angeles CA 90074
Other (2 vendors)			19
			$15,162

Architectural Services
Other (1 vendor)			$19

Audio Visual Services
The Film & Tape Works	PO Box 5940	N	$34
	Carol Stream IL 60197
Visual Sound		N	29

Other (13 vendors)		N	72

			$135

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Benefit Administration
Aon Consulting, Inc.	1100 Reynolds Blvd	N	$546
	Winston Salem NC 27107
PMA Group	380 Sentry Parkway	N	277
	Blue Bell PA 19422-2328
			$823

Billing & Payment Services
Americash, Inc.	880 Lee Street	N	$112
	Des Plaines IL 60016
Clerical Service
Commonwealth Edison Company		A	$186

Communication/Publication Services
DHI	520 West Erie, Suite 230	N	$326

	Chicago, IL 60610
JRS Consulting, Inc.	1316 Gregory Avenue	N	53
	Wilmette IL 60091
Medius & Association	1292 Williamsburg Lane	N	148
	Crystal Lake, IL 60014
Paragraphs Design	329 W. 18th Street	N	58
	Chicago, IL 60616
Steele	150 N Wacker	N	83
	Chicago IL 60606
Tierney Communications	PO Box 33199	N	29
	Newark NJ 07188
Other (21 vendors)		N	112

			$809

Conference Centers
Courtyard by Marriott	21 N. Juniper Street	N	$ 63
	Philadelphia PA 19107
Holliday Inn Select		N	31

Inn at Penn	3600 Sansom Street	N	29
	Philadelphia PA 19104
Le Meridien Chicago	521 N Rush St	N	71
	Chicago IL 60611
Oak Brook Hills Hotel and Resort	3500 Midwest Road	N	43
	Oak Brook IL 60522
Q Center	1405 North Fifth Ave	N	58
	St Charles IL 60174
Swissotel Chicago	323 E Wacker Drive	N	82
	Chicago IL 60601
Other (6 vendors)			72

			$449

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Copyright Clearance
Copyright Clearance Center, Inc.	PO Box 843006	N	$100

	Boston MA 02284

Corporate Aircraft Management
NetJets, Inc.	P.O. BOX 631196	N	$2,301
	Cincinnati, OH 45263-1196625

Corporate Consulting
A.T. Kearney	P. O. BOX 96796	N	$888
	Chicago, IL 60693
Accenture, LLP	100 S Wacker Dr	N	696
	Chicago IL 60606
Answerthink Consulting Group	PO Box 116525	N	1,625
	Atlanta GA 30368
Bearing Point	400 Capitol Mall	N	3,066
	Sacramento CA 95814
Burson-Marsteller	PO Box 101880	N	127
	Atlanta GA 30392
Cambridge Energy Research Assoc.	20 University Road	N	121
	Cambridge MA 02138
Carol J. Rubin		N	46

Deloitte & Touche LLP	PO Box 402901	N	176
	Atlanta GA 30384
Deloitte Consulting	File East PO Box 29490	N	1,301
	New York NY 10087-9490
Deloitte Energy & Resources	1750 Tyson Blvd	N	86
	McLean VA 22102
Enfusion Technologies	6 Brian Hill Road	N	51
	Montclair NJ 07402
Enspira Solutions, Inc		N	60

Ernst & Young LLP	PO Box 96550	N	302
	Chicago IL 60693
Greencastle Associates	627 Swedesford Road	N	86
	Frazer PA 19355
The Hackett Group	11 Highland Drive	N	43
	Kingston MA 02364
Jill Golde & Associates		N	26

Jordan Lawrence Group	PO Box 11750	N	35
	Clayton MO 63105
Matha McDonald		N	32

Mercer Management Consulting	200 Clarenden St	N	1,114
	Boston MA 02116

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Corporate Consulting - continued
National Economic Research	POB 29677	N	44
Association	New York NY 10087
The Northbridge Group	55 Old Bedford Road	N	1,276
	Lincoln MA 01773
Naviigy, LLC	500 North Michigan Avenue	N	83
	Chicago IL 60611
PA Consulting Group	520 South Grand Avenue	N	43
	Los Angeles CA 90071
Parson Consulting	Dept 77-2996	N	141
	Chicago IL 60678
Resources Global Professionals	File Number 55221	N	98
	Los Angeles CA 90074
Rivel Research Group	830 Post Road East	N	44
	West Port CT 06880
Scott Madden Associates	2626 Glenwood Ave, Ste 480	N	1,000
	Raleigh, NC 27608
Sullivan & Associates	200 East Chicago Avenue	N	79
	Westmont IL 60559
Thomson Financial/Carson	%Mellon Bank	N	49
	Pittsburgh PA 15251
Other (22 vendors)		N	206
			$12,944

Corporate Development
American Computers Educators	1617 JFK Boulevard	N	55
	Philadelphia PA 19103
The Ammerman Experience	4800 Sugar Grove Blvd	N	35
	Stafford TX 77477
Communispond, Inc.	P O BOX 414826	N	55
	Boston, MA 02241-4826
Coovert & Associates, Inc.	16010 S. River Road	N	66
	Plainfield IL 60544
Executive Diversity Services	675 South Lane Street	N	26
	Seattle WA 68104
Exelon Generation Company, LLC		A	55

General Physics	1700 42nd Street	N	73
	Cedar Rapids IA 52402
Graunke Consulting, Inc.	21 Timercreek Place	N	90
	Yorkville IL 60560
Heidrick & Struggles	PO Box 92227	N	25
	Chicago IL 60675
Johnson, Fenner & Levy	PO Box 835	N	151
	Bryn Mawr PA 19010
Kellogg School	Northwestern University	N	50
	Evanston IL 60208

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Corporate Development - continued
Leadership Consulting	904 W. Mt Airy Avenue	N	67
	Philadelphia PA 19119
Management Associated Results Co	Inc (MARC)	N	33
	Terre Haute IN 47807
MARC, Inc.	8401 North Lakewood Place	N	28
	West Terre Haute IN 47885
Maximize Learning	20 River Ct, Suite 3405	N	97
	Jersey City NJ 07310
Monahan, Thomas F., PHD CPA		N	41

New Horizons Computer Learning	8850 Bryn Mawr Ave.	N	27
	Chicago IL 60631
Northwestern University	633 Clark Street	N	51
	Evanston IL 60208
The Oak Group	9014 Shadow Lane	N	122
	Wonder Lake IL 60097
Skillsoft	PO Box 32193	N	95
	Hartford CT 06150
Smallwood, Norm		N	36

Tedesco, Marilyn B.		N	331

Tri Corporation	8234 Riverside Road	N	120
	Alexandria VA 22308
Other (85 vendors)			506
			$2,235

Employee Contracting
Advanced Resources, LLC	1883 Payshere Circle	N	$74
	Chicago IL 60674
Aerotek, Inc.	PO Box 198531	N	1,319
	Atlanta GA 30384
Klatt Temporary	123 West Madison	N	32
	Chicago, IL 60602
Manpower Services	2301 Market Street	N	399
	Philadelphia, PA 19103
Partnership EmployChicago LLC	PO Box 2072	N	125
	Carol Stream IL 60132
Pridestaff	6780 N West Avenue	N	46
	Fresno CA 93711
Resources Connection	File # 55221	N	1,564
	Los Angeles CA 90074-5221
Other (4 vendors)			13
			$3,572

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Employee Search
A.T. Kearney Inc.	222 W Adams	N	$64
	Chicago IL 60606
Access Search Inc		N	26

ACSYS, Inc.	111 Anza Blvd	N	72
	Burlingame CA 94010
Barton Associates	4314 Yoakum Bvld	N	96
	Houston TX 77996
Carco Group, Inc		N	52

David Gomez & Associates	20N Clark St	N	114
	Chicago IL 60602
DDI Customer Service Inc.	PO Box 400132	N	83
	Pittsburgh PA 15268
Forefront Staffing	2700 River Road	N	71
	Des Plaines IL 60018
Gregory Michaels & Associates	804 N Dearborn St	N	32
	Chicago IL 60610
Harmer Associates	100 S Wacker Drive	N	114
	Chicago IL 60606
Hotard & Associates	5640 Six Forks Road	N	60
	Raleigh NC 27609
ITEX Executive Search, Inc.	3601 Algonquin Road	N	25
	Rolling Meadows IL 60008
JWT Specialized Communications	File 56434	N	44
	Los Angeles CA 90074
Lee & Pierson Associates, LLC	83 North Main Street	N	40
	Medford NJ 08055
Lucas Group	POB 406672	N	67
	Atlanta GA 30384
The Mcaulay Firm	Bank of America Corp Center	N	131
	Charlotte NC 28202
Merit Consultants		N	31

The MPower Group	PO Box 60767	N	69
	Los Angeles CA 90060
O’Connor Advisors, LLC	PO Box 621	N	41
	Naperville Il 60566
Peopleflex	1025 Andrew Dr	N	25
	West Chester PA 19380
Quad656 LLC	656 East Swedesford Road	N	32
	Wayne PA 19087
Rockwood Associates	PO Box 637	N	26
	Springs Lake NJ 07762
Spherion Corporation	823 Commerce Drive	N	392
	Oak Brook IL 60521

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Employee Search - continued
Other (37 vendors)		N	257
			$1,964

Engineering
En Engineering	7135 Janes Ave	N	$26
	Woodridge IL 60517
Sargent & Lundy	135 S LaSalle St	N	91
	Chicago IL 60674
Other (4 vendors)			36
			$153

Environmental Affairs Consulting
M. J. Bradley & Associates Inc	47 Junction Square Drive	N	$46
	Concord MA 01742
Parker & Associates	14661 S. Harrel’s Ferry Road	N	303
	Baton Rouge LA 70816
URS Corporation	112 S. Michigan Ave	N	76
	Chicago, IL 60603
Other (7 vendors)			123
			$548

Financial Analysis
Cap Gemini Ernst & Young US LLC	1285 Avenue of the Americas	N	$164
	New York NY 10019
Towers Perrin Forester & Crosby	1500 Market St	N	1,706
	Philadelphia PA 19102
Other (1 vendors)		N	2
			$1,872

Financing Services
Andrew Kalotay & Associates	61 Broadway	N	$44
	New York, NY 10006
Dresder, Kleinwort,	1301 Avenue of the Americas	N	236
Wasserstein, Inc.	New York, NY 10019
Other (2 vendors)			12
			$292

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Human Resources Management Consulting
Adams, Nash, Haskell &	1717 Dixie Highway	N	$1,040
Sheridan	Ft Wright KY 41011
Ayco Company	PO Box 3182	N	106
	Buffalo NY 14240
The Cabot Advisory Group	90 Washington Valley Road	N	476
	Bedminster NJ 07921
Employment Advisory Services, Inc.		N	50

Fortegra, Inc.	1705 Enterprise Drive	N	233
	Lynchburg VA 24502
The Gelfond Group	Cherry Tree Corporate Center	N	297
	Cherry Hill NJ 08002
Granieri, Samuel J. M.D.		N	72

MC Insurance Services, Inc.	644 S Figueroa Street	N	99
	Los Angeles CA 90017
MICA Organizational	20 North Wacker Drive	N	237
Psychologists	Chicago IL 60606
Mullin Consulting, Inc.	644 South Figueroa Street	N	164
	Los Angeles, CA 90017
RHR International Co.	PO Box 95122	N	1,068
	Chicago IL 60694
Watson Wyatt & Company	1079 Solutions Center	N	95
	Chicago IL 60677
Other (79 vendors)		N	255
			$4,192

Investment Bank & Ratings Agency
Moody’s Investors	P.O. BOX 102597	N	$238
	Atlanta, GA 30368-0597
Standard & Poor’s	PO Box 80-2542	N	334
	Chicago IL 60680
Other (1 vendors)		N	2
			$574

Informational Technology
2401 Locust Associates	PO Box 8327	N	$62
	Philadelphia PA 19101
ABB, Inc.	1601 Industrial Blvd	N	1,077
	Sugar Land TX 77478
Acquity Consulting	311 Wacker Drive	N	40
	Chicago IL 60606
Ajilon LLC	210 W Pensylvannia Ave	N	686
	Towson MD 21204
Anacomp, Inc.	7905 Browning Rd	N	73
	Pennsauken NJ 08109

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Informational Technology - continued
Anexinet	1 International Plaza	N	$1,717
	Philadelphia PA 19113
Aprisma		N	371

ARC	1315 Butterfield	N	56
	Downers Grove Il 60515
Artemis International Solution	4041 MacArthur Blvd	N	497
	Newport Beach CA 92660
Autodesk, Inc	PO Box 2188	N	38
	Carol Stream IL 60132
Bayside Technology Group		N	306

Bechtel Sodtware, Inc.	PO Box 193965	N	50
	San Francisco CA 94119
Bindview Development Corp	5151 San Felipe	N	76
	Houston TX 77056
Bloomberg	PO Box 30244	N	73
	Hartford CT 06150
Blue Lance, Inc.	1700 W Loop	N	37
	Houston TX 77027
BMC Software Distribution Inc.	2101 City West Blvd	N	417
	Houston TX 77042
BritishTelecom/Syntegra USA	PO Box 7247-6682	N	169
	Philadelphia PA 19170
Broadbase Solutions, Inc.		N	129

C A Business Partners	125 E Lake St	N	2,037
	Bloomingdale IL 60108
C&E Group, Inc	PO Box 632	N	117
	Delaware City DE 19706
Caminus Gregory		N	376

Canberra Industries, Inc	PO Box 5756	N	248
	Hartford CT 06102
Candle Corporation	POB 99974	N	575
	Chicago IL 60696
Canyon Enterprises L.L.C.	1222 North Astor	N	167
	Chicago IL 60610
CDB Software Inc	POBox 420789	N	110
	Houston TX 77242
Check Free Corporation	25 Crossroads Dr	N	386
	Owings Mill MD 21117
Cisco Systems Inc.	PO Box 61000, Dept 1659	N	148
	San Francisco CA 94161
CMS Software		N	300

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Informational Technology - continued
Cognos Corporation	67 S. Bedford Street	N	$44
	Burlington MA 01803
Commonwealth Edison Company		A	364

Computer Aid, Inc	1390 Ridgeview Drive	N	63
	Allentown PA 18104
Computer Assoc International Inc	2400 Cabot Dr	N	170
	Lisle IL 60532
Compuware Corporation	2 Pierce Plaza	N	330
	Itasca IL 60143
Contemporary Staffing Solution		N	417

Corporate PC Source	1134 Tower Lane	N	1,226
	Bensenville IL 60106
CT Corp System	POB 4349	N	60
	Carol Stream IL 60197
Cutter Information, LLC	37 Broadway	N	73
	Arlington MA 02474
Cybermation Inc	80 Tiverton Ct	N	263
	Markham ON L3ROG
Datacert, Inc.	3100 Timmons	N	56
	Houston TX 77027
Dell Consulting		N	116

Deloitte & Touche LLP	PO Box 402901	N	119
	Atlanta GA 30384
Digex, Inc.	P.O. BOX 631763	N	374
	Baltimore, MD 21263-1763
Docadvantage		N	68

Document Advantage Corp	5665 Cypress Gardens Blvd	N	80
	Winter Haven FL 33884
Dun & Bradstreet		N	28

E Plus Technologies, Inc.	PO Box 828879	N	125
	Philadelphia PA 19182
EAS License		N	104

Ecora Corporation	500 Spaulding Turnpike	N	115
	Portsmouth NH 03802
EMC Corp	171 South St.	N	88
	Hopkinton MA 01748
Endasol		N	149

Engineering Planning & Mgt Ind	PO Box 845776	N	42
	Boston MA 02284

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Informational Technology - continued
FEA	2100 Milvia Street	N	$54
	Berkeley CA 94704
Focus Learning Corporation	173 Cross Street	N	77
	San Luis Obispo CA 93401
Fujitsu Computer Products	2904 Orchard Pkwy	N	31
	San Jose CA 95134
Fujitsu Technology Solutions	1250 E Arques Ave	N	42
	Sunnyvale CA 94088
Fusion Technology	1332 Laurie Lane	N	619
	Burr Ridge IL 60521
Gartner Group	56 Top Gallant Rd	N	248
	Stamford CT 06904
Genesis Micro Solutions Inc.		N	1,119

Genilogix, LLC		N	39

Global Integrity Corporation	19 West 44th St	N	31
	New York NY 10036
Glotel, Inc	10 Post Office Square	N	113
	Boston MA 02109
H & W Computer Systems	6154 N Meeker Pl	N	35
	Boise ID 83713
Hewlett-Packard Company	8000 Foothills Blvd	N	297
	Roseville CA 95747
Hi-Tech Solutions	Two Mid America Plaza	N	3,132
	Oakbrook Terrace IL 60181
Hitachi Data Systems	Two Prudential Plaza	N	358
	Chicago IL 60693
Hummingbird	PO BOX 8500- 3885	N	30
	Philadelphia, PA 19178- 3885
Hyperion Solutions	4980 Great American Pkwy	N	107
	Santa Clara CA 95054
IBM Corporation	2005 Market St	N	33,653
	Philadelphia PA 19103-7099
Idea Integration	PO Box 13700-1243	N	493
	Philadelphia PA 19191
Impact Online	385 Grove Street	N	95
	San Francisco CA 94102
Indus International	60 Spear St	N	2,715
	San Francisco CA 94120
Infoblox, Inc		N	78

Informatica Corp	2100 Seaport Blvd	N	175
	Redwood CA 94063
Information Builders, Inc	3010 Highland Parkway	N	121
	Downers Grove IL 60515

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Information Technology - continued
Infospan Solutions		N	$73

Ini Global	5940 Seminole Centre Ct	N	36
	Madison WI 53711
Insource Partners	3940 N. Janssen Ave.	N	457
	Chicago, IL. 60613
Instep Software	55 East Monroe	N	35
	Chicago IL 60603
Integrated Technology Group	17475 Palmer Blvd	N	37
	Homewood IL 60430
Interactive Business Systems Inc	118 S Clinton	N	284
	Chicago IL 60661
Interfacing Technologies		N	140

International Computer	PO Drawer 2980	N	36
Negotiations, Inc.	Winter Park, FL 32790
International Millennium		N	86

International Network Services	9450 W. Bryn Mawr	N	186
	Rosemont IL 60018
Jefferson Wells International, Inc.	1600 Market St., Suite 1700	N	216
	Philadelphia, PA 19103
Judge Group	Two Bala Plaza	N	299
	Bala Cynwyd PA 19004-1510
Lattitude		N	47

LCG Consulting	4962 El Camino Real	N	147
	Los Altos CA 94022
The Legal Knowledge Company	1100 Glendon Avenue	N	191
	Los Angeles CA 90024
Levi Ray & Shoup	2401 W. Monroe	N	95
	Springfield IL 62704
Lexisnexis	211 Crossington Lane	N	403
	Troy IL 62294
LMS Software		N	49

Longview of America	1974 Sproul Road	N	264
	Broomall PA 19008
LRN	1100 Glendon Avenue	N	48
	Los Angeles CA 90024
Make Corporation	1 South 433 Summit Ave	N	197
	Oakbrook Terrace IL 60181
Meta Group, Inc.	P.O. BOX 19114	N	93
	Newark, NJ 07195-0114
Microsoft Consulting Services	3025 Highland Parkway	N	567
	Downers Grove IL 60515

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Information Technology - continued
Microsoft Licensing, GP	6100 Neil Road	N	$1,324
	Reno NV 89511
Motorola Inc.	1000 Mittel Drive	N	295
	Wood Dale IL 60191
MTM Incorporated	2979 Triverton Pike Drive	N	27
	Madison WI 53711
Neohapsis	1828 West Webster	N	240
	Chicago IL 60614
Netegrity	201 Jones Road	N	55
	Waltham MA 02451
NetIQ Corporation	3553 N First St.	N	42
	San Jose CA 95134
Netpro Computing, Inc	7150 E Camel Back Rd.	N	35
	Scottsdale, AZ 85251
Nexus Group Consulting		N	823

Nuclear Energy Institute	Department 9013	N	249
	Washington DC 20061
OAO Services, Inc.	2222 East NC Hwy 54	N	271
	Greenbelt MD 20770
OATI	14800 28th Ave	N	33
	Plymouth MN 55447
Olenick & Associates		N	347

Omnivex Corp.	50 A East Caldari Road	N	38
	Concord ON L4K 4N8
Operation Technology, Inc.	17 Goodyear	N	118
	Irvine CA 92618
Opnet Technologies, Inc.	7255 Woodmont Avenue	N	279
	Bethesda MD 20814
Oracle	500 Oracle Parkway	N	1,534
	Red Shores CA 94065
OSI Software, Inc.	PO Box 727	N	118
	San Leandro CA 94577
PECO Energy Company		A	196

Peoplesoft USA	4460 Hacienda Dr	N	1,408
	Pleasanton CA 94588
Perfect Commerce	850 NW Chipman Road	N	25
	Lee’s Summit MO 64063
Peters & Associates, Inc	909 S Route 83	N	100
	Elmhurst IL 60126
Pilat HR Solutions	496 Rout 22	N	176
	Lebanon NJ 08833
Plateau Systems	671 North Glebe Road	N	76
	Arlington VA 22203

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Information Technology - continued
Primavera Systems, Inc.	Two Bala Plaza	N	$29
	Huntingdun PA 19006
Programming Plus	3172 Friedens Lane	N	33
	Center Valley PA 18034
Project Leadership Associates	250 South Wacker Drive	N	55
	Chicago IL 60606
Proquire LLC	FNB PO Box 70071	N	189
	Chicago IL 60673
PS’Soft	25 Burlington Mall Road	N	135
	Burlington MA 01803
Quantum Crossings, LLC	455 N. Cityfront Plaza Dr.	N	237
	Chicago, IL 60611
Quilogy	3025 Highland Parkway	N	57
	Downers Grove IL 60515
Recall	Total Infromational Mmgmt	N	241
	Schaumberg IL 60173
Resources Connection	1901 Butterfield Road	N	53
	Downers Grove IL 60515
RF Ideas Inc.	4238 Arlington Heights Road	N	46
	Arlington Heights IL 60004
Sapient Corp.		N	745

SAS Institute	Two Prudential Plaza	N	520
	Chicago IL 60601
SBC	PO Box 930170	N	3,238
	Dallas TX 75393
SBC Global Markets	225 West Randolph, Suite 6A	N	999
	Chicago, IL 60606
SBC Global Network	PO Box 1838	N	162
	Saginaw MI 48605
Scientech	PO Box 85080	N	39
	Richmond VA 23285
Serena Software	500 Airport Boulevard	N	31
	Burlingame CA 94010
Siemens Info & Comm Network, Inc	1701 Golf Rd	N	77
	Rollings Meadows IL 60008
Smartsignal Corporation	901 Warrenville Road	N	300
	Lisle IL 60532
Softmart Inc.	450 Acorn Lane	N	1,365
	Dowingtown PA 19335
Software Eng. Of America (SEA)	1230 Hempstead Turnpike	N	110
	Franklin Square NY 11010
Soluziona	1400 N Providence Rd Suite	N	1,407
	Media PA 19063

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Information Technology - continued
Spectrum	PO Box 846004	N	$52
	Boston MA 02284
SPR	135 S. LaSalle ST., Dpt 6492	N	104
	Chicago, IL 60674-6492
Standish Technologies International	1045 N Canal Street	N	41
	Pittsburgh PA 15215
Storage Technology Corporation	10 S Wacker Dr	N	990
	Chicago IL 60606
Storage Tek Financial	1401 Pearl St	N	202
Services Group	Boulder CO 80302
Strohl Systems	631 Park Avenue	N	35
	King of Prussia, PA 19406
Studsvik Scandpower, Inc.	1087 Beacon Street	N	70
	Newton MA 02459
The Structure Group		N	677

Sun Micro Systems	PO Box 75640	N	673
	Chicago IL 60675
Sungard Energy Systems	825 Third Ave	N	260
	New York NY 10222
Sungard Recovery Services	1285 Drummers Lane	N	885
	Wayne, PA 19087
Sybase, Inc.	PO Box 60000	N	62
	San Francisco CA 94160
Synetics, Inc.	401 East Illinois Street	N	823
	Chicago IL 60611
Systematic Technical Services		N	1,480

Systems West Computer Resource	PO Box 771580	N	112
	Salt Lake City UT 84121
Systemware	15601 Dallas Parkway	N	42
	Addison TX 75001
Talx Corporation	1850 Borman Court	N	26
	St. Louis MO 63146
Tam Group	3015 E. New York Street	N	237
	Aurora IL 60504
Tek Systems, Inc.	1400 Opus Place	N	595
	Downers Grove IL 60515
Teladjust Inc.	29000 Inkster Rd	N	96
	Southfield MI 48034
Telvent USA, Inc	7000 Hollister Road	N	280
	Houston TX 77040
Teracloud Corporation	901 104th Ave NE #200	N	53
	Bellevue WA 98004
Tesla, Inc.	6417 Lois Dale Road	N	131
	Springfield VA 22150

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Information Technology - continued
Thermo Electron Corporation	105 Hembree Park Drive	N	$81
	Roswell GA 30076
TIBCO		N	90

TLC Payroll Plus Company		N	73

Trademux LLC	14 N. Deer Place	N	231
	Hainesport NJ 08036
Trans-Lux Corp	110 Richards Ave	N	395
	Norwalk CT 06856
Trinity Technologies Corp.	572 Washington Street	N	248
	Wellesley MA 02482
Tripwire	326 SW Broadway	N	36
	Portland OR 97205
Uplan		N	40

Veritas	350 Ellis Street	N	70
	Mt. View CA 94043
Vodis Partners, LLC	PO Box 502	N	152
	Penns Park PA 18943
Websense	10240 Sorrento Valley Rd	N	73
	San Diego CA 92121
Westinghouse		N	66

WMG, Inc.	16 Bank Street	N	220
	Peekskill NY 10566
Xerox Corporation	PO Box 890990	N	3,778
	Dallas TX 75389
XRT-Cerg America, Inc	1150 First Avenue	N	37
	King of Prussia PA 19406
Other (218 vendors)		N	2,944
			$96,797

Legal
Baker Botts LLP	Attorneys at Law	N	$39
	Washington DC 20004
Ballard Spahr Andrews & Ingersoll	1735 Market St	N	302
	Philadelphia PA 19103-7599
Blank Rome Comisky & McCauley	Counselors at Law	N	26
	Philadelphia PA 19103
Chadbourne & Parke, LLP	1200 New Hampshire Avenue	N	48
	Washington DC 20036
Foley & Larder	321 North Clark Street	N	25
	Chicago IL 60610
Hudson Global Resources		N	155

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Legal - continued
Jones, Day, Reavis & Pogue	PO Box 70294	N	$108
	Washington DC 20044
Julie V. Stevenson, Esq.		N	51

Klausner Dubinsky & Associates		N	33

Mayer, Brown, Rowe & Maw	190 LaSalle St	N	110
	Chicago IL 60603
Morgan, Lewis & Bockius	PO Box 8500	N	344
	Philadelphia PA 19178
Neal Murdock and Leroy, LLC	203 North LaSalle	N	92
	Chicago IL 60601
Priya Sankaranarayanan		N	28

Pugh, Jones & Johnson, P. C.	180 North LaSalle	N	53
	Chicago IL 60601
Reaves C. Lukens Company	1626 Spruce Street	N	65
	Philadelphia PA 19103
Robert Half Legal	12400 Collections	N	63
	Chicago IL 60693
Shaw, Pittman	2300 N Street, NW	N	58
	Washington DC 20037
Sidley & Austin	One Bank Plaza	N	449
	Chicago IL 60603
Sonneschein Nath & Rosenthal	8000 Sears Tower	N	134
	Chicago IL 60606
Thelen Reid & Priest LLP	875 Thrid Avenue	N	27
	New York NY 10022
Winston & Strawn	35 W Wacker Dr	N	354
	Chicago IL 60601
Other (40 vendors)			259
			$2,823

Maintenance and Repair
Power Labs		A	$1,819

Meterological Services
Earth Tech, Inc.	3121 Butterfield Road	N	$2,469
	Oak Brook IL 60523
Vaisala Gai Inc.	2705 East Medina Road	N	29
	Tucson AZ 85706
Other (1 vendor)			14
			$2512

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Meter Reading Services
VSI Meter Services Inc.		N	$39

Other (1 vendor)		N	3
			$42

Occupation Health & Safety
Dr. John Koehler, MD	750 Orth Rd	N	$97
	Caledonia IL 61011-9471
Drugscan, Inc.	1119 Mearns Rd	N	88
	Warminster PA 18974-0097
Intelistaf Health	POB 503289	N	167
	St Louis MO 63150
Knorr Associates	10 Park Place	N	30
	Butler NJ 07405
Medtox Laboratories Inc.	402 West County Road	N	83
	Saint Paul MN 55112
Physician’s Immediate Care	11475 North 2nd St	N	144
	Machesney Park IL 61014
University of Pennsylvania	3733 Spruce St	N	92
	Philadelphia PA 19104
Other (84 vendors)			241
			$942

Procurement
Exelon Generation Company, LLC		A	$347
Inovis, Inc.	1277 Lenox Park Blvd	N	102
	Atlanta, GA 30319
Logistics Management, Inc.		N	122

Perfect Commerce	850 NW Chipman Road	N	29
	Lee’s Summit MO 64063
Power Advocate	Four Faneuil Hall Marketplace	N	38
	Boston MA 02109
Other (11 vendors)		N	88
			$726

Security Services
Marsh USA, Inc.	96772 Collection Center Drive	N	$31
	Chicago IL 60693
Other (6 Vendors)		N	37
			$68

Stock Services
Equiserve	4229 Collection Center Dr	N	$1,861
	Chicago IL 60693

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 - continued
(in thousands)
		Relationship
		“A” Associate
From Whom Purchased	Address	“N” Non Associate	Amount
Tax Service
Deloitte & Touche LLP	1700 Market St	N	$435
	Philadelphia PA 19103-3984
Deloitte Energy & Resources	1750 Tyson Blvd	N	441
	McLean VA 22102
Ernst & Young LLP	PO Box 96550	N	25
	Chicago IL 60693
PriceWaterhouseCoopers LLP	PO Box 75647	N	77
	Chicago IL 60675
Other (4 vendors)		N	37
			$1,015

Vegetation Management
Everest Management Consultants		N	$27

Total Services			$157,074

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Employee Pensions and Benefits - Account 926
(in thousands)
Instructions:

Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

Description	Amount

Pension	$29,560
Medical Plan	17,478
Post Retirement Benefits other than Pensions	13,881
Employee Savings and Investment Plan	7,564
Unearned Compensation on Executive Trusts	6,722
Stock Options	3,231
Long Term Disability	2,165
Dental Plan	1,275
Executive Life Insurance	861
Tuition Reimbursement	609
Excess Benefit Savings Plan	405
Vision Plan	46
Other Benefits	479
TOTAL	$84,276

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

General Advertising Expenses - Account 930.1
(in thousands)
Instructions:

Provide a listing of the amount included in Account 930.1, “General Advertising Expenses,” classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

Description	Name of Payee	Amount
Advertising Management	Danielle Ashley Communications	1,061
	Tierney Communications	9,512
	Vancorp Marketing Group	118
		$10,691

Sponsorship	Association of Latino Professionals	$8
	Cancer Research & Prevention Fndn.	3
	Chicago Cubs	190
	Chicago White Sox	268
	EFK Group	389
	Exelon Generation Company, LLC	225
	Hamdard Center for Health	10
	Hartman Group Publishing, Inc (N’Digo Gala TV)	10
	International Merchandising Corp.	25
	Johns Hopkins University	5
	New Communications, Inc.	6
	Norm Van Lier	5
	Nuclear Energy Institute	20
	Operation Good Neighbor Foundation	25
	Organization of Latinos at Exelon	5
	San Jose & Associates	1,054
	Society of Hispanic Profession	8
	United States Golf Association	12
	Other	17
		$2,285

Market Research	Claritas	$115
	Market Strategies Inc.	64
	Taylor, Nelson, Sofres	73
		$252

Brand Management	Brandwizard	$36
	Kass Uehling	131
	PR Newswire	25
		$192

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

General Advertising Expenses - Account 930.1 - continued
(in thousands)

Description	Name of Payee	Amount
Recruiting Ads	Jobsinthemoney	$3
	JWT Specialized Communications	174
	National Black MBS Association	17
	Other	10
		$204

Advertising Material	Artcraft & Foremost	$57
	Ball of Gold	5
	Chrisitan Weber Photo, Inc.	10
	JAK Graphic Design, LLC	24
	Linjen Promotions, Inc.	7
	Medius & Assoc.	17
	Proof Films, Inc.	24
	Remred Business Class Promotion	24
	Rubberband	83
	Steele	39
	Vancorp Marketing Group	8
	Other	14
		$312

Print Ads	Johnson Publishing Co., Inc.	$30
	Wahlstrom/Philadelphia	3
		33

Billing Inserts	Commonwealth Edison Company	$21

Actors	Various employees	$69

	TOTAL	$14,059

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Miscellaneous General Expenses - Account 930.2
(in thousands)
Instructions:

Provide a listing of the amount included in Account 930.2, “Miscellaneous General Expenses,” classifying such expenses according to their nature. Payments and expense permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441(b)(2)) shall be separately classified.

Description	Amount
Annual Report	$766
Contributions to Industry/Industry Conferences	275
Corporate Memberships	530
Director Services, Including Fees	2,677
Financial Report Printing	663
Reserve for Unclaimed Checks	(157)
Shareholder Services	114
Trust Administration	12
Prior Year Overaccruals	(1,463)
TOTAL	$3,417

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Rents - Account 931
(in thousands)
Instructions:

Provide a listing of the amount included in Account 931, “Rents,” classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

Type of Property	Amount

305 Structures and Improvements	$21,225
307 Equipment - Informational Technology	16
TOTAL	$21,241

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Taxes Other Than Income Taxes - Account 408
in thousands)
Instructions:

Provide an analysis of Account 408, “Taxes Other Than Income Taxes.” Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Kind of Tax	Amount

U.S. Government Taxes
Federal Insurance Contribution Tax (FICA)	$9,863
Federal Unemployment Insurance Tax (FUTA)	171
SUBTOTAL	$10,034
Other than U.S. Government Taxes
State Unemployment Insurance Tax (SUTA)	$1,539
Medicare Tax	4,450
Use tax	362
Other	60
SUBTOTAL	$6,411
TOTAL	$16,445

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Donations - Account 426.1
(in thousands)
Instructions:

Provide a listing of the amount included in Account 426.1, “Donations,” classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

Name of Recipient	Purpose of Donation	Amount
Academy of Notre Dame	Charitable	$5
After School Matters	Charitable	25
American Ireland Fund	Charitable	5
American Jewish Committee	Charitable	54
American Judicature Society	Charitable	10
American Lung Association	Charitable	15
American Defamation League	Charitable	3
Ariel Education Fund	Charitable	5
The Art Institute of Chicago	Charitable	260
Artistic Circles	Charitable	25
Arts & Business Council of Chicago	Charitable	5
Association of Fundraising Professionals	Charitable	5
Auburn University Foundation	Charitable	5
Boys & Girls Club of Chicago	Charitable	12
Byerschool Foundation	Charitable	4
Cambodian Association of Illinois	Charitable	25
Camphill Special School	Charitable	20
Cancer Center on Halstead	Charitable	51
The Cara Program	Charitable	5
CARPLS	Charitable	5
Central DuPage Health Foundation	Charitable	5
Chicago Bar Foundation	Charitable	15
Chicago Cares	Charitable	15
Chicago Council on Foreign Relation	Charitable	10
Chicago Crime Commission	Charitable	10
Chicago Foundation for Education	Charitable	5
Chicago Historical Society	Charitable	775
Chicago Humanities Festival	Charitable	15
Chicago Legal Clinic, Inc.	Charitable	5
The Chicago Network	Charitable	5
Chicago Park District	Charitable	250
Chicago Public Library Foundation	Charitable	10
Chicago Symphony Orchestra	Charitable	127
Chicagoland Chamber of Commerce	Charitable	41
Children’s Home & Aid Society of IL	Charitable	3
Children’s Inner City Education Fund	Charitable	5
Christopher House	Charitable	6
Citizen’s for Research in Epilepsy	Charitable	6
Civil War & Underground Railroad	Charitable	20
Congressional Black Caucus Foundation	Charitable	15
The Conservation Fund	Charitable	5
Council For Adult & Experimental Learning	Charitable	25
The Crossroads Group	Charitable	50

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Donations - Account 426.1 - continued
(in thousands)

Name of Recipient	Purpose of Donation	Amount
Delaware County Christian School	Charitable	6
Department of Cultural Affairs	Charitable	5
DePaul University	Charitable	4
Donors Forum of Chicago	Charitable	8
El Valor Corp	Charitable	5
Epilepsy Foundation of Greater Chicago	Charitable	13
Erikson Institute	Charitable	5
Executive Service Corps of Chicago	Charitable	6
Family Focus	Charitable	10
FBI National Academy Associates	Charitable	5
Field Museum of Natural History	Charitable	139
The Forum of Executive Women	Charitable	13
Gads Hill Center	Charitable	5
The Gettysburg National Park	Charitable	500
Grant Park Orchestral Association	Charitable	5
Hampden Sydney College	Charitable	3
Harvard Business School Club	Charitable	4
Hispanic Lawyers Scholarship Fund	Charitable	5
Holocaust Memorial Foundation of Illinois	Charitable	3
Hook A Kid on Golf Foundation of Illinois	Charitable	14
Hubbard Street Dance of Chicago	Charitable	20
Illinois Arts Alliance Foundation	Charitable	15
Illinois Humanities Council	Charitable	5
Illinois Institute of Technology	Charitable	258
Immaculate Conception School	Charitable	8
Institute of Puerto Rican Arts and Culture	Charitable	25
Irish Repertory of Chicago	Charitable	5
Jo Davies’s Workshop Inc	Charitable	11
The Joffrey Ballet of Chicago	Charitable	260
John G. Shedd Aquarium	Charitable	15
Juvenile Diabetes Research	Charitable	55
Lawyer’s Committee for Better	Charitable	5
Leadership Greater Chicago	Charitable	5
Leadership, Inc	Charitable	5
Leukemia & Lymphoma Society	Charitable	15
Life Directions, Inc.-Chicago	Charitable	10
Lights of Liberty	Charitable	225
Lincoln Park Zoo	Charitable	16
Little City Foundation	Charitable	10
Loyola University of Chicago	Charitable	5
Lyric Opera of Chicago	Charitable	64
Marianjoy Foundation	Charitable	6
Mepkin Abbey	Charitable	10
Merit School of Music	Charitable	25
Metropolitan Planning Council	Charitable	15
Mexican American Legal Defense	Charitable	10
Millennium Park, Inc.	Charitable	10

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Donations - Account 426.1 - continued
(in thousands)

Name of Recipient	Purpose of Donation	Amount
Mujeres Latinas en Accion	Charitable	5
Museum of Science and Industry	Charitable	29
Music and Dance Theatre Chicago	Charitable	35
The National Foundation for Jewish Culture	Charitable	3
National Fund for US Botanic Garden	Charitable	15
National Hispanic Press Foundation	Charitable	30
National Multiple Sclerosis	Charitable	25
National Safety Council	Charitable	8
The Nature Conservatory	Charitable	150
Navy-Marine Corps Relief Society	Charitable	25
The Night Ministry	Charitable	3
Northwestern University	Charitable	16
Nuclear Energy Institute	Charitable	5
Old Saint Patrick’s Church	Charitable	10
Old Town School of Folk Music	Charitable	11
The Oriental Institute	Charitable	70
The People’s Music School	Charitable	5
Philadelphia Sports Congress	Charitable	25
Project Exploration	Charitable	3
Public Interest Law Initiative	Charitable	18
Puerto Rican Arts Alliance	Charitable	25
Purdue University Foundation	Charitable	5
The Ripon Educational Fund	Charitable	25
River North Chicago Dance Company	Charitable	3
Rush University Medical Center	Charitable	250
Sacred Heart High School	Charitable	10
Saint Bernadette School	Charitable	3
Saint Elizabeth Educational Fund	Charitable	5
Saint Xavier University	Charitable	5
Shoah Visual History Foundation	Charitable	10
Spanish Coalition for Jobs, Inc.	Charitable	9
Saint Gregory’s Episcopal School	Charitable	100
Steppenwolf Theatre Company	Charitable	25
Terta Tech EM, Inc.	Charitable	10
U.S. Capitol Historical Society	Charitable	15
United States Hispanic Leadership	Charitable	28
United States Holocaust Memorial Museum	Charitable	50
United States Naval Academy Alumni	Charitable	11
United States-Mexico Chamber of Commerce	Charitable	5
United Way	Charitable	188
University of Chicago	Charitable	5
University of Chicago Cancer Research Foundations	Charitable	10
University of Illinois Foundation	Charitable	7
University of Notre Dame	Charitable	9
University of Pennsylvania	Charitable	31
University of Wisconsin	Charitable	78

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Donations - Account 426.1 - continued
(in thousands)

Name of Recipient	Purpose of Donation	Amount
Urban Gateways	Charitable	28
Ursinus College	Charitable	3
Victory Gardens Theatre	Charitable	5
Weizmann Institute of Science	Charitable	4
Williamson Free School of Mechanical Trades	Charitable	7
Wings Domestic	Charitable	4
Women Employed Institute	Charitable	15
Women’s Business Development Center	Charitable	4
Young Women Leadership Charter School	Charitable	10
YWCA of Metropolitan Chicago	Charitable	15
Other Universities and Schools
(370 schools under $3,000)	Charitable	197
Other (136 recipients under $3,000)	Charitable	215
	TOTAL	$5,758

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Other Deductions - Account 426.5
(in thousands)
Instructions:
Provide a listing of the amount included in Account 426.5, “Other Deductions,” classifying such expenses according to their nature.

Description	Name of Payee	Amount
Public Relations	Capitol Tax Partners	180
	Elaine Soloway Public Relations	3
	Government Strategies Inc.	84
	Image Base	23
	Kass Uehling Inc.	41
	Kessler & Associates Business Services	150
	Klett, Rooney, Lieber & Schorling	19
	The Lundquist Group	240
	Morris Schreim	86
	National Press Foundation	3
	Norton, Rubble & Mertz	40
	PR Newswire, Inc.	42
	San Jose & Associates	6
	Sigma Consultants, Inc.	141
	The Washington Group	300
		$1,358

Government Relations	Ambler & Associates, Inc.	$9
	American Continental Group, Inc.	150
	The Brennan Group, Inc.	10
	Burson-Marsteller	6
	Charlie Anderson	30
	DLA Piper Rudnick Gray US	25
	Eric A. Sorchik	4
	Holston & Crisci	26
	Holt, Mulroy & Germann	60
	Hughes & Luce, LLP	98
	Loeper & Associates	34
	Michael M. Franklin & Associates	41
	The Minahan Companies	49
	Stephen D. Reid Associates	10
		$552

Employee Settlements		$550

Penalties		$23

Exelon PAC Administration	Comerica Bank	$33

Stock Listing Fees	New York Stock Exchange	$566
	Chicago Stock Exchange	3
	Philadelphia Stock Exchange	3
		$572

	TOTAL	$3,088

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XVIII - Notes to Statement of Income

Instructions:

The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Schedule XIV, Notes to Financial Statements

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

Organization Chart
As of December 31, 2004

John W. Rowe - Chairman, President and Chief Executive Officer, Exelon Corporation
John F. Young - Executive Vice President, Exelon Corporation; President, Exelon Generation
Ian P. McLean - Executive Vice President, Exelon Corporation; President, Power Team,
    Exelon Generation
Christopher M. Crane - Senior Vice President, Exelon Corporation; President & Chief
    Nuclear Officer, Nuclear, President & CEO, AmerGen
Mark A. Schiavoni - Senior Vice President, Exelon Generation; President, Power
John L. Skolds - Executive Vice President, Exelon Corporation; President, Exelon Energy Delivery
Denis P. O’Brien - President, PECO Energy Company
Frank M. Clark - Executive Vice President & Chief of Staff, Exelon Corporation; President of
    Commonwealth Edison Company
Ruth Ann M. Gillis - Senior Vice President, Exelon Corporation; Executive Vice
    President, Commonwealth Edison Company
David W. Woods - Senior Vice President, Government and Public Affairs, Exelon
    Corporation
Pamela B. Strobel - Executive Vice President and Chief Administrative Officer, Exelon
    Corporation; President, Business Services Company
Robert S. Shapard - Executive Vice President and Chief Financial Officer, Exelon Corporation
J. Barry Mitchell, Senior Vice President and Treasurer, Exelon Corporation
William Arndt - Senior Vice President, Financial Operations, Exelon Corporation
Randall E. Mehrberg - Executive Vice President & General Counsel, Exelon Corporation
William A. Von Hoene, Jr. - Senior Vice President & General Deputy Counsel, Exelon
    Corporation
Richard H. Glanton - Senior Vice President, Corporate Development, Exelon
    Corporation
Katherine K. Combs - Vice President, Corporate Secretary and Deputy General Counsel,
    Exelon Corporation
Elizabeth Anne Moler - Executive Vice President, Governmental & Environmental Affairs
    and Public Policy, Exelon Corporation
S. Gary Snodgrass - Executive Vice President and Chief Human Resources Officer, Exelon
    Corporation

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

Methods of Allocation

General:

    Direct charges shall be made so far as costs can be identified and related to the particular transactions involved without excessive effort or expense. Other elements of cost, including taxes, interest, other overhead, and compensation for the use of capital procured by the issuance of capital stock, shall be fairly and equitably allocated using the ratios set forth below.

Revenue Related Ratios:

Revenues
Sales - Units sold and/or transported

Number of Customers

Expenditure Related Ratios:

Total Expenditures
Operations and Maintenance Expenditures
Capital Expenditures
Service Company Billings
Service Company SLA Billings (Non-governance)

Labor/Payroll Related Ratios:

Labor / Payroll
Number of Employees

Units Related Ratios:

Usage	(for example: CPU's, square feet , number of vendor invoice payments)
Consumption	(for example: tons of coal, gallons of oil, MMBTU's)
Capacity	(for example: nameplate generating capacity, peak load, gas throughput)
Other units related

Assets Related Ratios:

Total Assets
Current Assets
Gross Plant

Composite Ratios:

Total Average Assets and 12 months ended Gross Payroll
Modified Massachusetts Formula
Other composite ratios

Supplemental Corporate Governance Information

Instructions:
Summarize the direct charges for each corporate governance functional area during the year and the indirect charges using the Modified Massachusetts Formula. The schedule should present the dollar amount and percentage amounts charged to each Exelon company.

Executives	Commonwealth Edison Company	Exelon Corporation	Exelon Enterprises Company, LLC	Exelon Generation Company, LLC	PECO Energy Company
Direct Charges	$1,018	$1,267	$4	$413	$120
% of total direct	36.1%	44.9%	0.1%	14.6%	4.2%
Indirect Charges	15,753	3,857	381	18,084	9,518
% of total indirect	33.1%	8.1%	0.8%	38.0%	20.0%

Finance & Acctg
Direct Charges (1)	1,904	1,493	39	24,192	1,578
% of total direct	6.5%	5.1%	0.1%	82.9%	5.4%
Indirect Charges	34,344	8,383	828	39,328	20,752
% of total indirect	33.1%	8.1%	0.8%	38.0%	20.0%

Communications
Direct Charges	5,289	80	-	18	2,464
% of total direct	67.4%	1.0%	-	0.2%	31.4%
Indirect Charges	5,938	1,453	144	6,817	3,588
% of total indirect	33.1%	8.1%	0.8%	38.0%	20.0%

Govt & Public Affairs
Direct Charges	413	1,457	42	5,192	368
% of total direct	5.5%	19.5%	0.6%	69.5%	4.9%
Indirect Charges	3,083	754	75	3,540	1,863
% of total indirect	33.1%	8.1%	0.8%	38.0%	20.0%

Legal Governance
Direct Charges	37	1,976	50	110	15
% of total direct	1.7%	90.3%	2.3%	5.0%	0.7%
Indirect Charges	6,749	1,650	163	7,742	4,078
% of total indirect	33.1%	8.1%	0.8%	38.0%	20.0%

Security
Direct Charges	18	-	-	-	2
% of total direct	91.3%	-	-	-	8.7%
Indirect Charges	859	210	20	986	519
% of total indirect	33.1%	8.1%	0.8%	38.0%	20.0%

HR Services
Direct Charges (2)	224	136	3	545	644
% of total direct	14.4%	8.8%	0.2%	35.1%	41.5%
Indirect - Mass. Form.	1,932	473	47	2,218	1,167
% of total indirect	33.1%	8.1%	0.8%	38.0%	20.0%

(1) Finance and Accounting pays property insurance for affiliates.  Direct changes reported for Exelon Generation, LLC excludes a $39,500 K credit for a NEIL reimbursement.

(2) In general, HR services directly charged to affiliates, other than Exelon Corporation, are considered corporate support not Corporate Governance.

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

Annual Statement of Compensation for Use of Capital Billed
(in thousands)

Account 430	Interest on debt to associate companies	$ 1,825

Form U-13-60
Exhibit # 1

This exhibit is made pursuant to Exelon’s Form U-1 Application-Declaration, as amended (the “Merger U-1”) dated October 18, 2000 and the Commission’s Order dated October 19, 2000. This exhibit reports information concerning non-service associate company transactions provided during the period from July 1, 2004 through December 31, 2004. Any capitalized terms used herein but not defined have the respective meanings given in the Merger U-1 or in the Commission’s Order.

See attached spreadsheet for:

1.	List of companies providing services;
2.	List of companies receiving services;
3.	A description of the type of services provided;
4.	The dollar amount of the services provided, by category;
5.	A description of the method of charging for services, i.e., cost, or, if permitted, other than cost;
6.	A reference to the agreement under which such services were provided and transfer charges were based.

An income statement and balance sheet for each service provider for, and as of, the most recently completed fiscal year, is being provided confidentially on Form SE.

ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

Signature Clause

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Exelon Business Services Company
(Name of Reporting Company)

By:/s/ J. Barry Mitchell
(Signature of Signing Officer)

J. Barry Mitchell, Senior Vice President, Treasurer and Chief Financial Officer, Exelon Corporation
(Printed Name and Title of Signing Officer)

Date:	April 28, 2005

Exhibit No. 1

Non-Service Company Affiliate Services
Six month period ending 12/31/2004
Attachment to the 12/31/2004 annual PUHCA Form U-13-60

Company Providing Services	Company Receiving Services	Description Of Services	Dollar Amount Of Services	Transfer Price Standard	Controlling Agreement

Commonwealth Edison Company	Exelon Generation Company, LLC	Central Mapping (Blueprints)	$ 56,828	Cost	AIA

Commonwealth Edison Company	Exelon Business Services Company	Claims Services	$ 3,129	Cost	AIA

Commonwealth Edison Company	Exelon Delivery Shared Service	Claims Services	$ 1,196	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Claims Services	$ 42,604	Cost	AIA

Commonwealth Edison Company	AmerGen, LLC	Claims Services	$ 2,889	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Engineering Services	$ 14,200	Cost	AIA

Commonwealth Edison Company	PECO Energy Company	Engineering Services	$ 4,286	Cost	AIA

Commonwealth Edison Company	PECO Energy Company	Engineering Services - Material Condition Assessment	$ 48,465	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Equipment Maintenance	$ 2,208,597	Cost	AIA

Commonwealth Edison Company	Exelon Delivery Shared Service	Financial Services	$ 127,559	Cost	AIA

Commonwealth Edison Company	Susquehanna Electric Company	Financial Services	$ 8,669	Cost	AIA

Commonwealth Edison Company	Exelon Business Services Company	Fleet Services	$ 85,788	Cost	AIA

Commonwealth Edison Company	Exelon Delivery Shared Service	Fleet Services	$ 38,043	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Fleet Services	$ 386,187	Cost	AIA

Commonwealth Edison Company	Susquehanna Electric Company	Fleet Services	$ 5,024	Cost	AIA

Commonwealth Edison Company	Exelon PowerLabs, LLC	Fleet Services	$ 4,701	Cost	AIA

Commonwealth Edison Company	Exelon Business Services Company	Information Technology Services	$ 235,615	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Information Technology Services	$ 130,881	Cost	AIA

Commonwealth Edison Company	PECO Energy Company	Information Technology Services	$ 229,468	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Interconnection Installation	$ 382,614	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Interconnection Maintenance	$ 2,886,941	Cost	AIA

Commonwealth Edison Company	Exelon Business Services Company	Legislative Services	$ 25,556	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Marketing Services/Tech Services	$ 79,707	Cost	AIA

Commonwealth Edison Company	Exelon Business Services Company	Offsite Facility Usage Rental	$ 141,427	Cost	AIA

Commonwealth Edison Company	Exelon Delivery Shared Service	Offsite Facility Usage Rental	$ 74,511	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Offsite Facility Usage Rental	$ 56,810	Cost	AIA

Commonwealth Edison Company	Exelon Enterprises Company, LLC	Offsite Facility Usage Rental	$ 4,219	Cost	AIA

Commonwealth Edison Company	Exelon Business Services Company	Printing, mail, copying etc	$ 606,774	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Printing, mail, copying etc	$ 159,154	Cost	AIA

Commonwealth Edison Company	Exelon Corporation	PSEG merger	$ 214,912	Cost	AIA

Commonwealth Edison Company	Exelon Business Services Company	Real Estate & Facility Services	$ 215,944	Cost	AIA

Commonwealth Edison Company	Exelon Delivery Shared Service	Real Estate & Facility Services	$ 46,206	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Real Estate & Facility Services	$ 5,896	Cost	AIA

Commonwealth Edison Company	Exelon Enterprises Company, LLC	Real Estate & Facility Services	$ 119	Cost	AIA

Commonwealth Edison Company	Exelon Business Services Company	Office of the President / Other Support Services	$ 26,048	Cost	AIA

Commonwealth Edison Company	PECO Energy Company	Office of the President / Other Support Services	$ 6,311	Cost	AIA

PECO Energy Company	Commonwealth Edison Company	IT Services - Shared services	49,835	Cost	MSA

PECO Energy Company	Commonwealth Edison Company	Environmental & Lab Services	21,638	Cost	MSA

PECO Energy Company	Exelon Business Services Company	Purchase / Lease / Maintain Vehicles	17,624	Cost	MSA

PECO Energy Company	Exelon Business Services Company	Real Estate Purchase & Lease Trans	856,700	Cost	MSA

PECO Energy Company	Exelon Business Services Company	Real Estate Purchase & Lease Trans	176,442	Cost	MSA

PECO Energy Company	Exelon Enterprises Company, LLC	Purchase / Lease / Maintain Vehicles	5,397	Cost	MSA

PECO Energy Company	Exelon Enterprises Company, LLC	Real Estate Purchase & Lease Trans	47,382	Cost	MSA

PECO Energy Company	Exelon Generation Company	Claims Processing	199,612	Cost	MSA

PECO Energy Company	Exelon Generation Company	Environmental & Lab Services	20,158	Cost	MSA

PECO Energy Company	Exelon Generation Company	Legislative Services	10,214	Cost	MSA

PECO Energy Company	Exelon Generation Company	Purchase / Lease / Maintain Vehicles	173,561	Cost	MSA

PECO Energy Company	Exelon Generation Company	Purchase of Materials / Logistics	69,068	Cost	MSA

PECO Energy Company	Exelon Generation Company	Real Estate Purchase & Lease Trans	73,608	Cost	MSA

PECO Energy Company	Exelon Generation Company	Technical Support	193,000	Cost	MSA

PECO Energy Company	Exelon Generation Company	Meter work performed at various site locations	7,670	Cost	MSA

PECO Energy Company	Exelon Power Labs	Rubber Testing Services	2,575	Cost	MSA

PECO Energy Company	Adwin Realty Company	Real Estate Purchase and Lease Trans	9,387	Cost	MSA

PECO Energy	Exelon Corporate	PSE&G Merger	27,259	Cost	MSA

Exelon Generation Company, LLC	AmerGen Energy Company	Operational and back-ofice support	63,344,797	Cost	SEC

Exelon Generation Company, LLC	Commonwealth Edison Company	Zion U-1 and U-2 synchronous condensers	904,334	Cost	SEC

Exelon Generation Company, LLC	PECO Energy Company	Operation ad maintenance of 25 cycle frequency converters	1,136,555	Cost	SEC

Exelon Enterprises Company, LLC.	Exelon Services, Inc.	Administrative and general	6,963	Cost	(a)

Exelon Enterprises Company, LLC.	Exelon Services, Inc.	Executive salaries	378,956	Cost	(a)

Exelon Services, Inc.	Exelon Energy Company	Facility and IT Charges	162,413	Cost	(a)

Exelon Services, Inc.	Exelon Enterprises, Company, LLC	Facility and IT Charges	37,661	Cost	(a)

(a) SEC Order and Rule 87